Exhibit 99.1

Aurinia Releases Open-Label AURION Data Demonstrating Increased Remission Rates over Time for Voclosporin in the Treatment of Lupus Nephritis

- Complete remission rates increase to 70% in the open-label study at 24 weeks
-Patients in remission at eight weeks remained in remission at 24 weeks
-Data presented at the 10th Annual European Lupus Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--October 6, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) a clinical stage biopharmaceutical company focused on the global immunology market, today announced 24-week data in all 10 patients from the AURION study, an open-label exploratory study to assess the short-term predictors of response using voclosporin (23.7mg BID) in combination with mycophenolate mofetil (MMF) and oral corticosteroids in patients with active lupus nephritis (LN). The data are being presented by Robert Huizinga, Vice President of Clinical Affairs at Aurinia at the 10th Annual European Lupus Meeting in Venice, Italy.

The primary objective of the study is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks.

In this study, 70% (7/10) patients achieved complete remission (CR) at 24 weeks as measured by a urinary protein creatinine ratio (UPCR) of ≤ 0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of <5mg/day. Of the 10 patients that achieved a reduction of UPCR of ≥ 25% at 8 weeks, 80% were responders (≥ 50% reduction in UPCR over baseline) at 24 weeks and 70% were in CR at 24 weeks. In addition, inflammatory markers such as C3, C4 and anti-dsDNA all continued to normalize to 24 weeks. Voclosporin was well-tolerated with no unexpected safety signals observed.

“The results of AURION provide further proof of concept data to support voclosporin’s use in the treatment of active LN and continue to indicate that 23.7mg BID is the optimal dose to advance into our phase III program,” said Neil Solomons, MD, Chief Medical Officer of Aurinia. “We are encouraged by our ability to quickly predict responses and remission rates in these patients, which can help clinicians optimize patient care and long-term outcomes.”

Details of the results are below:

Patient #	Attained ≥25% reduction in UPCR at 8 weeks	Attained Partial Remission* at 8 weeks	Attained Partial Remission* at 24 weeks	Attained Complete Remission at 8 weeks	Attained Complete Remission at 24 weeks
1	Y	Y	Y	Y	Y
2	Y	Y	Y	Y	Y
3	Y	Y	Y	N	N
4	Y	N	N	N	N
5	Y	Y	Y	Y	Y
6	Y	Y	Y	Y	Y
7	Y	N	N	N	N
8	Y	Y	Y	Y	Y
9	Y	N	Y	N	Y
10	Y	Y	Y	N	Y
TOTALS:	100% (10/10)	70%(7/10)	80% (8/10)	50% (5/10)	70% (7/10)

*Retrospectively defined by ≥50% reduction in UPCR

About AURION
The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open-label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients in other indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)
Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, including statements related to Aurinia's regulatory strategy (including plans to meet with the U.S. Food and Drug Administration to discuss these data and the voclosporin’s subsequent clinical development and path to registration in LN), Aurinia's analysis, assessment and conclusions of the results of the AURION clinical study, and the efficacy and commercial potential of voclosporin. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURION clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Investor & Media Contact:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com